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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


                                    DECEMBER
FOR THE MONTH OF ___________________________________________ , 2004


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS
UNDER COVER OF FORM 20-F OR FORM 40-F     FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):


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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.
                                             PERUSAHAAN PERSEROAN (PERSERO)
                                             PT TELEKOMUNIKASI INDONESIA
                                             -----------------------------------
                                                       (REGISTRANT)


             DECEMBER 16TH, 2004                  /s/ Rochiman Sukarno
DATE_____________________________________   BY _________________________________
                                                       (SIGNATURE)

                                                  ROCHIMAN SUKARNO
                                                  HEAD OF INVESTOR RELATION



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                                  PRESS RELEASE
                            No.TEL.924/PR000/UHI/2004

                    TELKOM ACQUIRE THE REMAINING 9.68% SHARE
            OWNED BY TM. COMMUNICATION IN PT DAYAMITRA TELEKOMUNIKASI



JAKARTA, DECEMBER 16, 2004 - It is hereby announced that on December 14, 2004, PT (Persero) Telekomunikasi Indonesia Tbk. ("TELKOM" or the "Company") and TM Communication ("TM Comm"), have singed a Sales and Purchase Agreement for the sales of the remaining 9.68% shares owned by TM Comm in PT Dayamitra Telekomunikasi (DMT), KSO Partner in regional division VI Kalimantan.

Payment for the shares in the amount of USD 16.2 million will be paid on March 26, 2006 through an escrow account in Citibank Singapore. TELKOM make monthly payment of USD 787,390 to the escrow account starting from December 26, 2004 until March 26, 2006.

TELKOM will issue a non-transferable Promissory Notes to TM Comm as a guarantee to buy the shares on March 26, 2006, during which TM Comm will concurrently transfer it's 9.68% share certificate of DMT to TELKOM.

With the Sales and Purchase Agreement, TELKOM will own 100% of the DMT which shall enables the Company to implement strategic programs in Regional Division VI Kalimantan.




ROCHIMAN SUKARNO
Head of Investor Relations

For further information, please contact:

Investor Relations Unit
Phone:    62-21-5215109
Fax:      62-21-5220500
E-mail:   investor@telkom.co.id
Website:  www.telkom-indonesia.com